Exhibit 10.5
LIGNITE SUPPLY AGREEMENT

TABLE OF CONTENTS
LIGNITE SUPPLY AGREEMENT

ARTICLE A. LIGNITE	1

1. SALE AND PURCHASE	1
2. RESERVES	2
3. SCHEDULES	4
4. RENTALS AND ROYALTIES	5
5. HOLDING CHARGE	6
6. TITLE	7

ARTICLE B. MINING	7

7. MINING PLAN AND LOCATION FACILITIES	7
8. MINE CONSTRUCTION	7
9. MINE OPERATIONS	8
10. PRICE	10
11. BUDGET AND PRICE ADJUSTMENT	13

ARTICLE C. GENERAL	15

12. INDEPENDENT CONTRACTOR	15
13. LAWS AND REGULATIONS	15
14. INSURANCE REQUIRED OF NWR AND INDEMNIFICATION PROVISIONS	15
15. FORCE MAJEURE	17
16. ARBITRATION	18
17. NONDISCRIMINATION IN EMPLOYMENT	19
18. CHANGE OF OPERATOR	20
19. GROSS INEQUITY	20
20. ACCOUNTING	21
21. AUDITS	21
22. PAYMENTS AND AMOUNTS DUE	21
23. TERM OF AGREEMENT	22
24. INTERPRETATION AND ASSIGNMENT	22
25. NOTICES	22
26. PROGRESS REPORTS	23

EXHIBITS AND ADDENDA
Map and Chart
Exhibit A — Northwestern Resources Co. — Development Schedule for Jewett Project
Exhibit B — Area of Concern
Exhibit C — Coal Analyses Developed from Core Testing

LIGNITE SUPPLY AGREEMENT
CERTAIN PROVISIONS OF THIS
AGREEMENT ARE SUBJECT T0
ARBITRATION
     THIS AGREEMENT, made and entered into this 29th day of August 1979, by and between Northwestern Resources Co., a Montana corporation authorized to do business in the State of Texas,, whose address is 40 East Broadway, Butte, Montana 59701 (hereinafter called NWR) and Utility Fuels, Inc., a Texas corporation, whose address is P. O. Box 539, Houston, Texas 77001 (hereinafter called UFI),
WITNESSETH:
     WHEREAS, NWR owns or otherwise controls or may acquire reserves of lignite in the Leon, Limestone and Freestone Counties area (“Reserve Area”) in the State of Texas which are suitable for production by surface mining methods; and
     WHEREAS, UFI requires an assured supply of Lignite to meet the needs of a lignite-fired electrical generating station consisting of two units, each nominally rated at 750 megawatts, (“Plant”) proposed to be constructed for Houston Lighting & Power Company in Limestone County. (the first unit scheduled to be in commercial operation in the spring of 1985, the second in 1986); and
     WHEREAS, UFI also may acquire the rights to lignite reserves in the Reserve Area which can be extracted by surface mining methods, but will only be able to acquire a portion of its total lignite supply needs; and
     WHEREAS, NWR is experienced in the surface mining of coal, and can provide both a portion of the lignite reserve and the technical expertise necessary for the orderly and efficient production of the entire lignite reserve;
     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein stated, the parties hereto agree as follows:
ARTICLE A
LIGNITE
     1. SALE AND PURCHASE
     1.1 NWR agrees to dedicate, plan for production of, produce and deliver all of the lignite required for the Plant and UFI agrees to accept and pay for the same upon the terms and conditions herein set forth.

     2. RESERVES
     2.1 UFI requires a minimum of 240,000,000 tons of recoverable lignite to meet its needs. UFI is currently negotiating for the acquisition of leases in the Reserve Area (“UFI Reserves”) which as of the date hereof will provide no less than 44,000,000 recoverable tons of lignite in seams no less than three feet thick and at mining depths no greater than one hundred fifty feet, and upon the start of production, will sublease said reserves to NWR pursuant to Section 2.8.
     2.2 NWR will dedicate all the lignite reserves currently held or to be acquired by NWR In the Reserve Area (“NWR Reserves”) including no less than 136,000,000 tons of recoverable reserves in seams no less than three feet thick and at mining depths no greater than one hundred fifty feet. NWR will dedicate all additional lignite reserves it may acquire in said area until the total dedicated recoverable reserves, including the UFI Reserves, reach 240,000,000 tons in seams no less than three feet thick and at mining depths no greater than one hundred fifty feet. NWR represents that the reserves dedicated pursuant to this agreement which are held by NWR of the date hereof will provide no less than 91,000,000 tons of recoverable reserves in seams not less than three feet thick and at mining depths not greater than 150 feet. At no time, however, shall the total reserves dedicated under this Agreement be greater than the maximum number of tons, required to be delivered by NWR under Section 3.1 of this Agreement over its remaining life, unless and except, at UPI’s option, surplus reserves will be dedicated under this, agreement pursuant to the provisions of Section 2.3.
     2.3 NWR will continue to acquire and develop lignite reserves in the Reserve Area through a program of lease acquisitions, drilling, coring, analysis, and related activities generally set forth in attached Exhibit A so long as such in the additional reserves can be added at reasonable cost in the light of circumstances then prevailing. All such additional reserves (in excess of the 240,000,000 recoverable tons of reserves set forth in Section 2.2 may, at UFI’s option be added to the reserves dedicated under this Agreement. If UFI designates these additional reserves to be used for the Plant and verifies to NWR that such additional quantities will be required for the Plant then there will be no holding charge; however, the rentals and advance royalties for such additional reserves will be payable by UFI pursuant to Section 10.3. If UFI designates these additional reserves for use in additional generating units constructed at the site of the Plant (“Additions”) then UFI shall pay to NWR a mutually agreeable holding charge each year until production of lignite for such Additions begins and such reserves shall be dedicated to UFI for use in such Additions. If UFI does not, exercise the option to add the additional reserves to those dedicated pursuant to this Agreement, NWR will substitute such additional reserves for those previously dedicated necessary to form logical mining units to minimize production, operating, and transportation costs without reducing the quantity of lignite which may reasonably be recovered. A logical mining unit for purposes hereunder shall mean a compact area that can be developed and mined in an efficient, economical and orderly manner with due regard to conservation of the lignite reserves and consistent with mining practices observed in the coal industry. Should any dispute arise between NWR, and UFI concerning substitution of such additional reserves, and the parties fail to agree on such substitution within ninety (90) days, the matter shall be submitted to arbitration for determination pursuant to Section 16 hereof. UFI agrees not to develop additional reserves within the area identified as the “Area of Concern” on the attached Exhibit B, by sponsoring or developing, directly or through others, a leasing or lease acquisition program or similar or related activities except in furtherance of the purposes of this Agreement and with the advance written approval of NWR. Nothing in this Agreement shall be deemed or construed to limit the right of UFI to acquire lignite reserves for Additions or to sell or produce lignite therefrom to, by, or for third parties, from areas outside the Area of Concern defined in Exhibit B.
     2.4 Nothing in this Agreement shall be deemed or construed to limit or prevent the acquisition of reserves by NWR in excess of those which NWR is required to dedicate to this contract or to limit or control the sale of such excess reserves or production of coal therefrom to, by, or for third parties except as stated in Section 2.3.
     2.5 All costs for lease acquisition end development including geological work, environmental studies and related activities performed on NWR’s reserves will be paid by NWR. Through a similar program UFI will develop those lignite reserves it may acquire in the same area. All costs of lease acquisition and development including geological work, environmental studies and related activities performed on the UFI Reserves will be paid by UFI. The parties may elect to coordinate said development work in order to correlate geologic and other data for the entire area and gain the economies normally available under a coordinated program. The parties will conduct the development work in accordance with good geologic practices as accepted in the mining industry. Said work will proceed concurrently on leases held or to be acquired by UFI and NWR in said area, unless otherwise mutually agreed by the parties. NWR will prepare and submit the necessary permit applications for construction of mine equipment and facilities and for mining activities within the Reserve Area.
     2.6 In the event UFI elects to have NWR perform said development work on the UFI Reserves, NWR shall be paid for the work it performs as follows:
(a)	Actual cost for contract drilling, logging, surveying, mapping, land clearing, environmental studies and related activities.

(b)	Actual out of the pocket cost for employee travel, field and office supplies and expenses directly related to the work hereunder

(c)	125% of salaries, fringe benefits, and payroll taxes of NWR employees performing said work.
     2.7 A monthly invoice covering such reserve development activities will be submitted by NWR to UF I and UFI shall have the right to audit such records of NWR as may be necessary to substantiate any bills rendered by NWR to UFI.
     2.8 NWR will continue to own and maintain its lignite leases in good standing. UFI will sublease its lignite reserves to NWR, thereby granting to NWR the economic interest in such leases. Said sublease will provide that NWR will thereafter assume the obligations of the primary leases upon and after the commencement of mining hereunder, and that NWR shall maintain those leases in good standing. For the purposes of this Agreement, primary leases are defined as those instruments executed by the owner of the lignite reserves under the authority of which the reserves are to be mined. Such lignite shall be produced only in furtherance of the purposes of this Agreement, and said sublease shall terminate at such time as this Agreement is terminated or expires or NWR ceases to be the operator of the mine, or, if UFI deems maintenance of all or any portion of the primary leases, uneconomical, UFI may terminate such sublease as to all or such portion of the sublease properties by giving written notice thereof to NWR. NWR agrees to evidence termination of the sublease, in whole or in part, by written, recordable instrument if so requested by UFI. NWR shall not cause any liens or claims to attach to the interests covered by such sublease other than liens or claims resulting from actions of UFI.
     2.9 Lignite produced hereunder from NWR Reserves shall be of the quality and characteristics as described in column 1 on the attached Exhibit C when averaged on an annual basis. It is understood that the quality and characteristics of lignite produced hereunder will fluctuate; however, NWR guarantees that the quality and characteristics of representative samples of lignite delivered from NWR Reserves when averaged over any thirty (30) successive daily samples (except for calorific content, for which an average value shall be established for. each day of production) will not be less than the minimum nor more than the maximum specifications set forth in Column 2 in Exhibit C. Should the lignite produced from NWR Reserves fail to conform to the minimum and maximum specifications set forth in Exhibit C based on the 30 day or daily average of the samples, as the case may be, UFI shall have the right to refuse deliveries of nonconforming lignite if UFI determines in its sole discretion that use of such lignite will cause operations difficulties or result in increased cost of operation.
     3. SCHEDULES
     3.1 UFI requires and NWR promises delivery of lignite in accordance with the following schedule:

ANNUAL DELIVERIES
YEAR	(THOUSAND TONS)
1984	300
1985	4,000
1986	7,400
1987	8,000
1988-2014	8,000
2015	4,000
     This schedule may be adjusted by UFI from time to time to meet changing operating requirements. UFI shall provide written notice to NWR on or before September 1st of each year, of the expected production requirement for the following year. Maximum tonnage to be delivered by NWR shall not exceed 8,000,000 tons per year unless agreed to in writing by the parties in advance.
     3.2 The minimum quantity of lignite to be delivered each year from UFI reserves and NWR reserves shall be as follows:

	Minimum Annual Deliveries
	(000’s tons)
Year	Total	UFI	NWR
1984	0	0	0
1985	2500	2500	0
1986	2500	2500	0
1987	5300	2500	2800
1988-1996	6400	2500	3900
1997-2014	6400	3500	2900
2015	3500	3500	0
     3.3 If in any year the total lignite delivered less than the Total Minimum Annual Deliveries pursuant to Section 3.2 whether due to force majeure or otherwise, then the Minimum Annual Deliveries for each party for such year shall be revised on a pro-rata basis to reflect the reduced deliveries (“Revised Minimum Deliveries”). Notwithstanding the above, UFI shall retain the right to specify the volume of deliveries to be taken from each party’s reserves. If, as a result of UFI’s exercise of such right, the volume of actual deliveries from NWR Reserves is less than the Revised Minimum Deliveries for NWR Reserves, UFI shall pay to NWR as a prepayment the dedication fee as adjusted pursuant to Sections 10.4 and 10.6, for each ton by which UFI elects to reduce deliveries from NWR Reserves below the Revised Minimum Deliveries.
     3.4 The number of tons of lignite for which the dedication fee has been paid pursuant to section 3.3 but which have not been delivered may be taken by UFI during any subsequent year or years during the term hereof without payment of such dedication fee on said tons. Such lignite shall be taken from all deliveries from NWR Reserves which are in excess of the Minimum Annual Deliveries from NWR Reserves for such year or years until said tons are recovered or until this agreement is terminated. No dedication fee shall be payable to NWR on tons delivered from NWR Reserves in subsequent years in excess of the Minimum Annual Deliveries from NWR Reserves until all tons for which prepayments have been made pursuant to this provision have been recovered.
     4. RENTALS AND ROYALTIES
     4.1 NWR shall pay all rentals, royalties and overriding royalties required by the terms of’ its lignite and surface leases. Upon and after the commencement of mining, NWR shall pay the rentals, royalties and overriding royalties required by the terms of the primary leases subleased by UFI to NWR pursuant to Section 2.8 hereof. NWR will pay to UFI an overriding royalty equal to the dedication fee provide for in Section 10.4, as adjusted, on each ton of lignite produced from such UFI leases.
     4.2 It is understood that NWR, its successors and assigns, will retain an economic interest in its lignite and will acquire an economic interest in UFI’s lignite through a sublease of UFI’s lignite as provided in Section 2.8 and may take all applicable depletion allowances for tax purposes as permitted under local, state and federal laws.
     5. HOLDING CHARGE
     5.1 UFI will pay to NWR on September 1, 1979 and on September 1 of each year thereafter until production of lignite to begins, an annual holding charge for the reserves held and dedicated by NWR under the provisions of Section 2.2. The amount of such holding charge shall be calculated at a rate of $5.88 for each one thousand tons of recoverable reserves so held and dedicated as of the date such payment is due. NWR shall promptly make available to UFI all data in its possession, including evaluations, necessary to determine the quantity of lignite reserves held by NWR, and the parties shall mutually agree on the quantity of such reserves. In the event agreement is not reached on any reserve determination by the date the applicable a holding cost is due the payment thereof shall be based upon UFI’s calculation pending final determination of the reserves dedicated, at which time an adjustment to reflect the actual amount due shall be paid to NWR. If the parties fail to agree on this matter within ninety (90) days after the date payment of the holding charge is due, the issue shall be submitted to arbitration for determination as provided in Section 16 hereof.
     5.2 In the event of termination of this Agreement prior to first delivery, or upon first delivery, the last holding charge paid prior to such termination or first delivery shall be prorated, based on the length of the period from the date of payment to the date of termination or first delivery, and the balance of the payment, if any, shall be promptly refunded to UFI .
     5.3 The total amount of such payments plus simple interest at a floating rate on the unrecovered balance will be recoverable by UFI from one-half of the fees described in Sections 10.4 and 10.5 hereof until the total amount of such holding cost payments plus interest has been recovered by UFI. The interest rate will be computed quarterly by multiplying the weighted average prime interest rate charged by the Texas Commerce Bank, National Association to its large commercial borrowers for that quarter times 0.718. This rate will be applied during the succeeding quarter. In no case will the rate so computed be less than 7% per annum. Unrecovered holding costs plus interest will be carried forward to subsequent calendar quarters.
     5.4 If this agreement is terminated, all sums advanced by UFI pursuant to Section 5.1 and unrecovered by UFI pursuant to Section 5.3 shall be retained by NWR; provided, however, that should NWR be prevented from performing as a result of force majeure affecting it pursuant to Section 16, then NWR will refund all holding costs paid pursuant to Section 5.1 to UFI plus accrued unpaid interest. The parties understand that there are certain legal questions relating to ownership of lignite in the State of Texas, which when settled, may increase or diminish the reserves held by either party. A material diminution of such reserves as a consequence thereof is force majeure.

     6. TITLE
     6.1 NWR hereby warrants the title to all lignite delivered from its reserves dedicated hereunder, the right to sell the same, and that it is free from all liens and adverse claims, and agrees to indemnify UFI against all suits, actions, debts, accounts, damages, costs (including attorneys’ fees), losses and expenses arising from or out of any adverse claims of any and all persons to or against said lignite.
     6.2 UFI hereby agrees to warrant the title to all lignite reserves that it may sublease to NWR under the terms of this Agreement, and agrees to indemnify NWR against all suits, actions, debts, accounts, damages, costs (including attorneys’ fees) losses and expenses arising from or out of any and all persons to or against said lignite.
ARTICLE B
MINING
     7. MINING PLAN AND LOCATION FACILITIES
     7.1 NWR shall develop an initial mining plan including equipment requirements, location of facilities and configurations of mine areas consistent with good mining engineering practices as observed in the industry. Said initial plan shall cover all reserves dedicated hereunder and include the reserves to be acquired by UFI. NWR and UFI shall cooperate in establishing the locations of delivery points, lignite transportation systems, electrical transmission and distribution lines and the location and layout of facilities associated with the mine. NWR shall consult with UFI on the mining plan to facilitate the scheduling and construction activities of UFI; UFI shall likewise advise NWR of its schedules and requirements to assist NWR in its scheduling and construction activities.
     NWR shall submit the proposed initial mining plan to UFI for its review and approval. Said initial mining plan shall be in accordance with recommendations by a recognized and mutually acceptable consulting mining engineering firm. It shall be NWR’s responsibility to prepare and submit all necessary permit applications for mine construction and mining activity.
     7.2 NWR shall submit annual mining plans to UFI on October 1st prior to each calendar year in which production of lignite occurs. Said annual mining plans shall be in detail sufficient to support the budgeted cost of production submitted for the calendar year pursuant to Section 11.2 hereof. UFI and NWR shall agree on the annual mining plan within 30 days of submittal.
     8. MINE CONSTRUCTION
     8.1 UFI shall purchase all mining machinery, other equipment, initial spare parts, buildings, permanent access roads, powerlines, mining equipment and facilities, and related items, structures, facilities and land surface interests deemed necessary for doing and performing the work hereunder. Selection of said mining equipment and facilities shall be in accordance with the provisions of Section 7.1. The equipment, facilities, and materials purchased by UFI pursuant to this Agreement shall in no event be used for any purpose other than mining lignite for the benefit of UFI, except as specifically authorized in writing by UFI.
     8.2 NWR and UFI shall enter into a construction and operating agreement covering said mining equipment and facilities, such agreement providing for performance by NWR of supervisory service for acquisition and erection activities and for operation of said mining equipment and facilities solely for the benefit of UFI in connection with the production, processing and delivery of lignite, and the reclamation of mined land hereunder.
     8.3 The construction and operating agreement concluded pursuant to Section 8.2 shall provide for compensation to NWR for the performance of management and supervisory service for the acquisition and erection activities on the following basis:
(a)	Actual cost is for the labor, payroll taxes and fringe benefits for NWR employees performing the supervisory service.

(b)	Actual out of the pocket cost for employee travel, field and office supplies and expenses directly related to the work.

(c)	15% of the costs under (a) above as a fee; such amount payable only during the first two years said services are provided.
     8.4 The equipment and facilities shall at all times be owned by UFI, and NWR shall not be entitled to income tax credit or deductions, arising out of or resulting from such ownership, unless otherwise mutually agreed by the parties.
     8.5 UFI shall purchase all transportation equipment and facilities necessary for transporting the lignite from points of delivery to be agreed upon by the parties (“Delivery Points”) to the Plant. Said transportation equipment and facilities shall be selected by UFI and shall be consistent with the miring plans developed pursuant to Section 7.1 hereof.
     8.6 UFI and NWR may elect to include said transportation equipment and facilities under t his agreement described in Section 8.2.
     9. MINE OPERATIONS
     9.1 NWR shall perform all work necessary for producing, processing and delivering lignite to Delivery Points in the vicinity of the mine area, and for the reclamation of mined lands hereunder.
     9.2 The lignite shall be produced in accordance with the schedule contained in Section 3 as adjusted pursuant to the provisions hereof. In connection with the scheduling of production, NWR and UFI agree to cooperate to minimize the impact of vacation, maintenance and repair shut downs of the mine and Plant.
     9.3 If UFI determines that it will not require for a period of one year or longer, all or a portion of the lignite provided for pursuant to Section 3, it will advise NWR in writing as to the quantity of lignite not required. UFI may request NWR to attempt to sell to other parties any of said lignite not required by UFI. NWR will use its best efforts to sell such lignite, but shall not make such sales without the specific approval of UFI. NWR shall not be required to sell such lignite to other parties in substitution for lignite not dedicated hereunder. The proceeds of any such sale of lignite shall he credited to UFI and UFI shall pay to NWR the amounts due under Section l0 hereof. Amounts of lignite sold pursuant to this Subsection 9.3 shall be credited against the tonnage scheduled as specified in Section 3, and the maximum tons of recoverable reserves dedicated under Section 2 shall be reduced by such amount.
     9.4 The lignite shall be sold f.o.b. Delivery Points and the transportation of the lignite from said Delivery Points to the Plant shall be the responsibility of UFI unless other-wise mutually agreed by the parties.
     9.5 The lignite delivered hereunder shall be weighed upon delivery to the Delivery Point by NWR using equipment and procedures agreed upon by the parties. NWR shall calibrate said equipment as necessary to maintain an accuracy consistent with the manufacturer’s specifications, and furnish copies of such calibration reports to UFI. A ton of 2,000 pounds shall be the unit of measure. UFI shall have the right to check the accuracy of said equipment and procedures used in weighing the lignite and calibrating said equipment, and the right to have a representative present at the calibration and weighing. If upon calibration the scales are found to be in error by an amount greater than is allowed by customary practice in the mining industry, the parties shall agree upon the total weight of lignite delivered hereunder since the date of the last calibration and NWR shall charge or credit UFI, as appropriate, for the difference in weight, including any adjustments to prior periods. Should the parties fail to agree within ninety (90) days of the discovery of the error, upon the allowable error in calibration or the total weight of lignite delivered since the last calibration, the matter shall be submitted to arbitration for determination pursuant to Section 16 hereof.
     9.6 At least one representative sample from each Delivery Point from each day’s shipment of lignite hereunder shall be taken by NWR and supplied to UFI unless otherwise agreed to in writing. UFI shall analyze the daily samples from each Delivery Point and shall submit a copy of the report of said analysis to NWR. The sampling and analysis shall be performed in accordance with ASTM D2234, or such other methods as the parties may agree upon. A composite daily analysis shall be prepared from the results from each Delivery Point by weighting said results according to the tons of lignite delivered to each Delivery Point. UFI shall have the right to have a representative present to observe the sampling, and NWR shall have the right to have a representative present to observe the analysis.
     9.7 UFI shall divide all samples into three parts and put them in suitable airtight containers, the second and third containers in each case to be held available by UFI for a period of sixty (60) days after the end of the calendar month in which such sample was taken. One part of each sample shall be for UFI’s analysis; one part shall be available to NWR upon request; and the third part shall be retained in one of the aforesaid containers, properly sealed and labeled, to be analyzed if a dispute arises due to a difference between UFI’s and NWR’s analysis. Each party hereto assumes the cost of analysis of its sample.
     9.8 The analysis of the third part of each sample, should its analysis be found necessary, shall be made by a commercial testing laboratory, mutually chosen, and the results of such commercial laboratory shall be controlling. The cost of the analysis made by such commercial laboratory shall be shared equally by the parties hereto.
     9.9 NWR shall furnish to UFI complete copies of all analyses of cores taken by NWR from the Area of Concern. Such analyses shall include, as a minimum, all the characteristics defined in Exhibit C to this Agreement, and, at UFI’s request, shall include an ultimate analyses.
     10. PRICE
     10.1 UFI shall pay for the lignite sold and delivered hereunder a price which annually equals the cost of production pursuant to Section 10.2 hereof, plus the other costs pursuant to Section 10.3 hereof, plus the dedication fee pursuant to Section 10.4 hereof, plus the management fee pursuant to Section 10.5 hereof, all as adjusted herein.
     10.2 For the purposes of this Section 10.2, cost of production shall mean the actual cost to NWR incurred in producing, processing and delivering lignite to the Delivery Points and in reclaiming mined land. Such costs shall be determined and allocated in accordance with generally accepted accounting principles observed in the mining industry and shall include the following:
     (a) All costs of production, transportation to the Delivery Points, maintenance and reclamation in the following classifications:
1.	Labor, which includes all wages and salaries of persons engaged directly in the mining operations, exclusive, however, of wages and salaries of NWR’s senior manager for construction and production activities.

2.	Payroll taxes on all labor costs including social security contributions, Workers’ Compensation and other taxes levied by local, state and federal governmental bodies on wages and salaries.

3.	Fringe benefits of employees whose labor cost is charged hereunder including holidays, vacations, sick leave, pensions, health, welfare and group insurance plans and other fringe benefits generally paid in the mining industry.

4.	Materials and supplies including fuel, oil, grease, repair parts, explosives, tires and other items used in the operation.

5.	Tools, machinery and equipment uncapitalized which are consumed in the course of operations.

6.	Lease or rental costs for equipment and machinery.

7.	Electric power.

8.	Contract services reasonable and necessary to the operation of the mine.
     (b) Royalties and Damages:

1.	All royalties, overriding royalties and damage payments payable under the terms of surface and mineral leases subject to this Agreement. The total amount of such payments shall reflect credit for advance royalty and rentals which are recoverable from UFI under Section 10.3(b).

2.	Overriding royalties payable to UFI for each ton of lignite produced from UFI reserves pursuant to Section 4.1 hereof.
     (c) Production Taxes:
     All local, state and federal taxes levied, upon or based upon the production of lignite.
     (d) General:
     Indirect costs related to operation of the mine including the cost of geological, legal, engineering and other professional and technical services provided to the mine from or through NWR’s Huntsville office. Charges to UFI for such services shall be allocated according to generally accepted accounting principles. General corporate expenses such as, but not by way of limitation, salaries of corporate officers shall not be chargeable hereunder.
     The costs incurred under this Section 10.2 shall be accrued on a per ton basis consistent with generally accepted accounting principles. Upon mutual agreement of the parties hereto, the basis for the accrual of all or a portion of the costs under this Section 10.2 may be changed in order to mere accurately reflect the costs of production.
     10.3 Other costs of production shall include costs incurred by NWR in producing, processing and delivering lignite and the reclamation of mined land which by their nature, are not directly related to the quantity of lignite produced hereunder. Such costs shall be determined and allocated in accordance with generally accepted accounting principles observed in the mining industry and shall include the following:
     (a) Costs not related to production during budget period:
Costs which would otherwise be classified as costs of production under Section 10.2 but which cannot be allocated on a per ton basis in any meaningful way because the costs incurred (such as mine startup costs or deferred reclamation costs) are not related to the production to be achieved during the budget period.
     (b) Rentals and Advance Royalties:
Rentals, advance royalties and other expenses incurred by NWR in maintaining UFI and NWR surface and mineral leases in good standing.
     (c) Relocation:
     Costs of removing and relocating or reconstructing pipelines, oil and gas production facilities, transmission lines, roads, railroads and other facilities necessary for recovery of lignite dedicated hereunder.

     (d) Ad Valorem Taxes:
     Ad valorem and other taxes imposed on the real and personal property of NWR necessary to the production of lignite hereunder.
     (e) Laws and regulations:
     Costs of compliance with laws and regulations affecting operations of NWR hereunder to the extent not covered by any other item in this Section 10.
     (f) Insurance:
     The cost of property and casualty insurance including workers compensation.
     The costs under this Section 10.3 shall be recovered from UFI on an actual cost basis as incurred by NWR. Such amount shall be estimated annually in advance by NWR and submitted with the budgeted cost of production furnished pursuant to Section 11.2 hereof.
     10.4 A dedication fee as consideration for dedication of lignite to reserves shall be levied on each ton of lignite produced hereunder from NWR reserves. The initial dedication fee is $1.10 per ton and is adjustable according to changes in the GNP Implicit Price Deflator (1972 = 100) from the index for the second quarter 1978, pursuant to Section 10.6 hereof. Said dedication fee shall be computed on the total tons delivered from NWR reserves during each calendar month except as provided in Section 3.3.
     10.5 A management fee shall be payable on each ton of lignite produced hereunder. The initial management fee is $0.85 per ton, and is adjustable according to changes in the GNP Implicit Price Deflator (1972=100) from the index for the second quarter 1978 pursuant to Section 10.6 hereof. Said management fee shall be computed on the total tons delivered during each calendar month.
     10.6 The dedication fee under Section 10.4 and the management fee under Section 10.5 shall be adjusted on the first day of each calendar quarter by the percentage determined by dividing the GNP Implicit Price Deflator Index number (1972=100) for the quarter commencing six months prior to the current calendar quarter by 150.98 said index number for the second quarter 1978. In no event, however, shall either fee be adjusted below the initial fee by application of the adjustment provided for in this Section 10.6.
     10.7 The dedication fee under Section 10.4 and the management fee under Section 10.5 shall be reduced by 50% the total of said fees to reflect recovery of the holding chance payments plus interest pursuant to Section 5.3, until such holding charge payments plus interest are fully recovered.
     10.8 The dedication fee pursuant to Section 10.4 shall be open for renegotiation at the written request of either party, if in the opinion of that party conditions change so as to thwart the intent of the parties that NWR will earn a reasonable profit on the sale of lignite to contemplated by this agreement and UFI will pay a price not in excess of market value.

     11. BUDGET AND PRICE ADJUSTMENT
     11.1 NWR shall submit to UFI upon completion and approval of the initial mining plan pursuant to Section 7 hereunder, a capital budget for all the mining machinery, other equipment, initial spare parts, buildings, permanent access roads, powerlines and related items, structures, facilities and land surface interests. A statement of anticipated cash requirements for the purchase and erection of said items in such detail as UFI shall request shall be submitted by NWR on October 1st of the year preceding the calendar year of first expenditure, and on October 1st of each year thereafter. Such statements shall include the estimated cash requirements for the next five calendar years.
     11.2 On the October 1 prior to each calendar year in which production of lignite occurs, NWR shall submit to UFI a budgeted cost of production for the following calendar year. Said budgeted cost will be comprised of estimates of the cost per ton for each item included under Section 10.2(a) hereof. The budgeted cost shall be adjusted from time to time to reflect increases or decreases occurring after the date of submission of said budgeted costs resulting from changes as follows:
(a)	Wage rates per hour paid for production employees at the mine

(b)	Fringe benefits to employees

(c)	Working practices

(d)	Payroll taxes

(e)	Laws and regulations affecting production

(f)	Quantities of lignite scheduled for delivery

(g)	Delivery points

(h)	Force majeure
     For changes under 11.2(h) above, the budgeted cost of production shall not he adjusted until the increase or decrease is 5% or more of the then effective budgeted cost.
     UFI and NWR shall agree on the budgeted cost of production on or before the November 1 preceding the budget year, and the budgeted cost of production so agreed upon as adjusted pursuant to this Section 11.2, shall be used in establishing the adjustment to the management fee pursuant to Section 11.3.
     In addition to and contemporaneously with the submittal of the budgeted cost of production, NWR shall provide an estimate of the costs for those items included in Section 10.2, Subsections (b), (c), and (d) , and Sections 10.3, 10.4, and 10.5.
     11.3 The management fee payable under Section 10.5, as adjusted, shall be subject to further adjustment due to variance between the actual cost of production pursuant to Section

10.2(a) and the mutually approved budgeted cost of production pursuant to section 11. 2 hereof.
     If, in any calendar quarter, the actual cost of production is less than ninety percent (90%) of the budgeted cost of production or more than one hundred ten percent (110%) of the budgeted cost for that quarter, the adjusted base management fee shall be subject to further adjustment as provided below.
     For quarters in which the actual cost of production is less than 90% of the budgeted cost of production, the per ton management fee shall be increased by an amount determined as follows:
(a)	Divide the actual cost of production by the budgeted cost of production and subtract this quotient from 0.90.

(b)	Multiply the adjusted base management fee by the result in (a). This product shall be added to the per ton management fee, as adjusted, to reflect a bonus to NWR for efficient operation.
For quarters in which the actual cost of production is more than 110% of the budgeted cost of production, the per ton management fee shall be decreased by an amount determined as follows:
(a)	Divide the actual cost of production by the budgeted cost of production and subtract 1.10 from this quotient.

(b)	Multiply the adjusted base management fee by the result in (a) . This product shall then be subtracted from the per ton management fee, as adjusted, to reflect a penalty to NWR for inefficient operation.
     Any penalty or bonus so calculated shall be limited to 20% of the then effective management fee. Any difference between the amount of dedication and management fees actually paid for lignite delivered during the quarter and the amount actually due as a result of this adjustment shall promptly be debited or credited to NWR or UFI, as the case may be.
     11.4 The dedication fee in Section 10.4 and the management fee in section 10.5, as adjusted, are for lignite having a calorific content which is the weighted average for all reserves to be mined pursuant to this agreement (“Average Calorific Content”). By mutual agreement between NWR and UFI, an appropriate range of calorific content, for purposes of adjusting such fees only, will be established for lignite to be mined from all the reserves, and a review period for the calorific content of lignite delivered will be selected, such period not to be less than one calendar quarter. Whenever the weighted average caloric value of lignite delivered hereunder during any review period, as determined by mutually acceptable procedures, varies above or below the defined range, the applicable dedication fee and management fee shall be adjusted as follows:
(a)	Compute the total dedication arid management fees for lignite delivered during said review period;

(b)	Multiply such total fees by the average number of Btu per pound of lignite delivered during said review period;

(c)	Divide the result of (b) by the Average Calorific Content defined above;

(d)	The amount determined in (c) is the adjusted dedication and management fees for lignite delivered during said review period.
     Any difference between the amount of dedication and management fees actually paid for lignite delivered during said review period and the amount actually due shall promptly be debited or credited to NWR or UFI, as the case may be.
ARTICLE C
GENERAL
     12. INDEPENDENT CONTRACTOR
     12.1 NWR for all purposes hereunder will be an “independent contractor” and not an employee, agent or representative of UFI.
     13. LAWS AND REGULATIONS
     13.1 NWR agrees to comply fully with all State of Texas laws and regulations, all applicable Federal laws and regulations, and municipal ordinances in doing and performing the work hereunder.
     13.2 NWR further agrees to comply fully with the Occupational Safety and Health Act of 1970, as amended; the Federal Coal Mine Health and Safety Act of 1969, as amended and all regulations issued thereunder, and all State laws and regulations enacted and adopted pursuant thereunder.
     14. INSURANCE REQUIRED OF NWR AND INDEMNIFICATION PROVISIONS
     14.1 NWR shall secure and maintain such insurance policies as will protect itself, its subcontractors and UFI and any affiliated companies, from claims for bodily injuries, death or property damage which may arise from operations under this Agreement whether such operations be by itself or by any subcontractor or anyone employed by them directly or indirectly. The following insurance policies are required:

Kinds of Insurance		Limits of Liability
(a)	Worker's Compensation and Employer's Liability

	(1) Statutory or Voluntary	Statutory
	(2) Employer's Liability	$100,000 each person and each accident

Kinds of Insurance		Limits of Liability
Bodily Injury

(b)	Comprehensive General Liability covering all operations under this Agreement. The policy shall be endorsed to include contractuale liability assumed under this Agreement.	$300,000 each occurrence

Property Damage

	Any exclusions in both the Comprehensive General Liability and the Contractual Coverage part relating to explosion, collapse, underground damage, or work within 50’ of a railroad shall be completely deleted.	$100,000 each occurrence $100,000 aggregate

UFI shall be included as an additional insured as respects all work performed or on behalf of NWR.

Bodily Injury

(c)	Comprehensive Auto Liability – UFI shall be included as an additional insured as respects all work performed by or on behalf of NWR.	$300,000 per occurrence

Property Damage

$100,000 per occurrence

Combined Limits

(d)	As an alternative to subparagraphs (b) and (c) above a Combined Single limit Bodily Injury and Property Damage policy incorporating all requirements in (b) and (c) can be arranged.	$500,000 Combined Bodily Injury and Property Damage including automobile.

Combined B.I. and P.D.

(e)	Umbrella or Excess Liability UFI shall be included as an additional insured as respects all work performed by or on behalf of NWR	$1,000,000 in excess of limits under the Employers Liability, Comprehensive General Liability and Automobile Liability insurance.

     14.2 In addition, NWR shall provide insurance coverage on the equipment and facilities provided for NWR’s use by UFI pursuant to Section 8 hereof in amounts and of the type agreed to by the parties. NWR shall not be responsible for insurance of the equipment and facilities during shipment and erection unless otherwise agreed to by the parties.
     14.3 Certificates and/or copies of policies of such Insurance, shall be filed with UFI and shall be subject to its approval as to adequacy of protection. Said certificates of insurance shall contain a ten (10) day written notice of cancellation in favor of UFI.
     14.4 Any premium savings, refunds or reductions applicable to any insurance coverages required in this Agreement shall be credited for the account of UFI and is subject to audit by UFI.
     14.5 Indemnity
     So long as NWR is the operator of the mine, it agrees to protect, indemnify and hold UFI and any affiliated companies and their respective officers and employees free and harmless from and against any and all claims, demands, causes of action, suits or other litigation (including all costs thereof and attorneys’ fees) of every kind and character arising in favor of NWR or any third party (including, but not limited to, personnel furnished by NWR or its sub-suppliers or its subcontractors) on account of bodily injuries, death or damage to property in any way occurring, incident to, arising out of or in connection with doing and performing the work hereunder all regardless of whether or not UFI or any affiliated companies or their respective officers or employees are negligent in whole or in part and even when caused by the sole fault of UFI or any affiliated companies or their respective officers or employees. With regard to those causes of action which occur prior to the termination of this Agreement, this indemnity shall survive this Agreement.
     15. FORCE MAJEURE
     15.1 If either party is prevented from performance of its obligations due to the inability to acquire sufficient lignite or if, because of force majeure, either party shall be unable to carry out any of its obligations under this Agreement, then the obligations of that party shall be suspended to the extent made necessary by such force majeure except as provided under Section 15.2 hereof. The party affected by force majeure shall give notice to the other party as promptly as practicable of the nature and probable duration of such force majeure. The term “force majeure” shall mean acts of God, legislation or lawful regulations of any governmental body, court orders, acts of the public enemy, riots, strikes, labor disputes, labor or material shortages, fires, explosions, floods, breakdowns of or damage to the Plant, mines, equipment or facilities, interruptions in transportation, embargoes, or without limitation by the foregoing, any other cause beyond the control of the parties which wholly or partially prevents the delivery of the lignite by NWR or the receiving or transporting of the lignite by UFI or utilization of the lignite by the Plant. UFI and NWR shall use all reasonable means of avoiding the consequences of any of the foregoing. In the event of partial force majeure which reduces the ability or capacity of NWR to mine or deliver lignite to UF1, or reduces .the ability or capacity of UFI to receive or transport lignite produced by NWR, or reduces the ability or capacity of the Plant to utilize the lignite, then to such extent the affected party is able to continue its operations, it will do so.

However, nothing in the foregoing shall require the party affected by such partial force majeure to continue its operations if to do so would, in its sole discretion, be unreasonable.
     15.2 In the event production of lignite is temporarily suspended by reason of force majeure NWR shall be compensated for its reasonable costs and expenses (in the categories set forth in section 10 hereof) incurred during such period of suspension. NWR shall use its best efforts to keep such costs and expenses to a minimum consistent with being able to resume operations as required by UFI.
     16. ARBITRATION
     16.1 Any dispute arising between NWR and UFI referable to arbitration by the other provisions hereunder shall be determined by a board of three arbitrators to be selected for each controversy so arising as follows: Either of the parties to such controversy may, at any time such board of arbitration is desired by it, notify the other party to such controversy in writing of the name of an arbitrator, and such other party shall select an arbitrator and notify the party desiring arbitration of the name of such arbitrator within twenty (20) days. If such other party shall fail within twenty (20) days to name a second arbitrator, then the party who first served the notice may on reasonable notice to the other party apply to the person who is then Senior Judge in length of service of the United States District Court for the Southern District of Texas, Houston, Texas, for the appointment of such second arbitrator for or on behalf of the other party, and in such case the arbitrator appointed, by the person who is such judge shall act as if named by the other party. The two arbitrators chosen as above provided for shall within twenty (20) days after the appointment of the second arbitrator choose the third arbitrator, and in the event of their failure to do so within said twenty (20) days, either of the parties hereto may in like manner, on reasonable notice to the other party, apply to the person who is such judge for the appointment of a third arbitrator and in such case the arbitrator appointed by the person who is such judge shall act as third arbitrator. The board so constituted shall fix a reasonable time and place for the hearing, at which time each of the parties hereto may submit such evidence as it may see fit. Such board shall determine the matters submitted to it pursuant to the provisions of this Agreement.
     16.2 The action of a majority of the members of such board shall govern and their decision in writing shall be final and binding on the parties hereto.
     16.3 Each party shall pay the expense of the arbitrator selected by or for it and of its own witnesses, counsel and employees, and all other costs of the arbitration shall be equally divided between the parties hereto.
     16.4 The above agreements respecting submission of controversies to arbitration have been concluded upon the advice of counsel of both parties.

/s/ James W. Pounds	/s/ John Carl

Counsel for Buyer	Counsel for Seller

     17. NONDISCRIMINATION IN EMPLOYMENT
     17.1 NWR represents that it is in compliance with the following provisions regarding equal Employment opportunity: (Provisions of subsections (1) through (7) of Section 202 of Executive Order 11246, as amended).
     17.2 During the performance of this Agreement, NWR agrees as follows:
     (1) NWR will not discriminate against any employee or applicant for employment because of race, religion, color, sex or national origin. NWR will take affirmative action to ensure that applicants are employed, and that employees are treated during employment, without regard to their race, religion, color, sex or national origin. Such action shall include but not be limited to the following: employment, upgrading, demotion, or transfer, recruitment or recruitment advertising, layoff or termination, rates of pay or other forms of compensation, and selection for training, including apprenticeship. NWR agrees to post in conspicuous places, available to employees and applicants for employment, notices to be provided by the buying officer, setting forth the provisions of this nondiscrimination clause.
     (2) NWR will, in all solicitations or advertisements for employees placed by or on behalf of NWR, state that all qualified applicants will receive consideration. for employment without regard to race, religion, color, sex or national origin.
     (3) NWR will send to each labor union or representative of workers with which he has a collective bargaining agreement or other contract or understanding, a notice, to be provided by the agency buying officer advising the labor union or workers’ representative of NWR’s commitments under Section 202 of Executive order Number 11246 of September 1965, and shall post copies of the notice in conspicuous places available to employees and applicants for employment.
     (4) NWR will comply with all provisions of Executive Order Number 11246 of September 24, 1965, and the rules, regulations, and relevant orders of the Secretary of Labor.
     (5) NWR will furnish all information and reports required by Executive order Number 11246 of September 24, 1965, and by the rules, regulations, and order of the Secretary of Labor, or pursuant thereto, and will permit access to its books, records, and accounts by the buying agency and the Secretary of Labor for purposes of investigation to ascertain compliance with such rules, regulations, and orders.
     (6) In the event of NWR’s noncompliance with the non-discrimination clauses of the Agreement or with any of such rules, regulations, or orders, this Agreement may be cancelled, terminated or suspended in whole or in part and NWR may be declared ineligible for further Government contracts in accordance with procedures authorized in Executive Order Number 11246 of September 24, 1965, and such other sanctions may be imposed and remedies invoked as provided in Executive Order of September 24, 1965, or by rule, regulation, or order of the Secretary of Labor, or as otherwise provided by law.
     (7) NWR will include the provisions of Paragraphs (1) through (7) in every subcontract or purchase order unless exempted by rules, regulations or orders of the Secretary of

Labor issued pursuant to Section 204 of Executive Order Number 11246 of September 24, 1965, so that such provisions will be binding upon each subcontractor or vendor. NWR will take such action with respect to any subcontract or purchase order as the buying agency may direct as a means of enforcing such provisions including sanctions for noncompliance; provided, however, that in the event NWR becomes involved in, or is threatened with, litigation with a subcontractor or vendor as a result of such direction by the buying agency, NWR may request the United States to enter into such litigation to protect the interest of the United States.
     18. CHANGE OF OPERATOR
     18.1 NWR agrees to operate the mine and perform all mining, reclamation, maintenance and other operating activities in an orderly and efficient manner consistent with good operating practices in the mining industry. If, at anytime, UFI should deem NWR operations inefficient, wasteful or careless, or otherwise not in substantial accord with good practice as judged by standards and customs in the mining industry, then it shall notify NWR of its conclusions specifying the matters complained of and, at its option, recommending improved methods or practices which, in its opinion, will cure the problems it has identified.
     18.2 NWR refuses to correct such matters, or adopt such recommended practices, then, after hearing by arbitration as provided in Section 16 thereof resulting in a decision adverse to NWR, UFI may designate itself as operator of the mine, or may designate another party as operator. The fact that another party might be willing to operate the mine at a lesser management fee than NWR is charging is not a cause for change of operator.
     UFI will require the new operator to diligently and promptly furnish to NWR all information required by NWR for the timely payment of lease rentals, royalties, overriding royalties and other charges under the leases in order to maintain the said leases in good standing.
     18.3 In the event of such change of operator as provided in Section 18.2, UFI will continue to pay NWR the dedication fee provided for under Section 10.4 adjusted for changes in the manner stated in Section 10.6, and subject to payments on production rates in effect from time to time under the provisions of Section 3. UFI shall also reimburse NWR for its actual cost for .lease rentals, royalties, overriding royal ties and other, costs paid by NWR, in connection with the reserves dedicated hereunder including but not limited to, payment, of every kind required by mineral or surface leases.
     19. GROSS INEQUITY
     19.1 If during the term of this Agreement, either party believes an unusual condition has occurred resulting in a gross inequity, it may notify the other party furnishing it with documentary evidence in support thereof. For the purposes hereof, an unusual condition resulting in a gross inequity is a circumstance or set of circumstances, reasonably unforeseeable at the time of execution hereof, which tends to make performance of this Agreement unreasonably advantageous or burdensome to one of the parties. The parties agree to meet, and in good faith, determine whether a gross inequity exists, and if it is agreed a gross inequity does exist, the parties agree to renegotiate this Agreement in a manner that such gross inequity is removed.

     20. ACCOUNTING
     20.1 UFI will be responsible for maintaining all accounting and budgetary records during the construction phase of the project and for preparing and issuing all accounting and budgetary reports required by either party. NWR may provide members to this accounting staff in positions to be agreed upon.
     20.2 NWR will be responsible for maintaining all accounting and budgetary records during the production and reclamation phase of the project and for preparing and issuing all accounting and budgetary reports required by either party. UFI will assign accounting personnel to the project in a supervisory and approval capacity to review the accounting policies and procedures followed by NWR and to perform general audit functions on a daily basis.
     20.3 NWR and UFI shall agree on the accounting and budgetary policies, procedures and systems. If either party believes that any accounting or budgetary policies, procedures and systems are not acceptable, then it shall notify the other party of its findings and recommend changes to correct the deficiency, and the party so notified shall use its best efforts to correct said deficiency.
     21. AUDITS
     21.1 UFI has the right to have a firm of certified public accountants acceptable to NWR and UFI audit such records of NWR as may be necessary to substantiate any invoices rendered by NWR to UFI. At UFI’s option, internal auditors may be used for this purpose. Any differences in amounts actually paid and amounts actually due as determined by audit shall promptly be credited to UFI or NWR. as the case may be, and shall be applied. to the next invoice. NWR’s accounting and budgetary records shall be available for audit during regular business hours.
     22. PAYMENTS AND AMOUNTS DUE
     22.1 NWR will submit invoices to UFI addressed as follows:
Utility Fuels, Inc.
Accounts Payable
P.O. Box 539
Houston, TX 77001
on the first and sixteenth days of each month for amounts due hereunder (except for amounts due pursuant to Sections 2, 7 & 5) and shall provide such documentation as may be reasonably required by UFI.
     22.2 UFI shall make payments to NWR at its office at P.O. Box 149, Huntsville, Texas 77340 at any other office that NWR shall designate, within fifteen (15) days after receipt of invoices rendered hereunder.

     23. TERM OF AGREEMENT
     23.1 This Agreement shall be in full force and effect from, the date first above written until terminated:
          (a) By agreement of the parties; or
          (b) Upon expiration of a term of 36 years from the date hereof, unless extended by agreement of the parties.
     24. INTERPRETATION AND ASSIGNMENT
     24.1 This Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas.
     24.2 The Article headings, in this Agreement are for convenience only, and shall not be considered a part of, or used in the interpretation of this Agreement.
     24.3 This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns; provided, however, this Agreement may not be assigned or otherwise transferred by either NWR or UFI without the written consent of the other party, except that such consent shall not be required for assignment or transfer by a party to any affiliate company or by virtue of statutory merger, consolidation or reorganization.
     24.4 In the event of assignment hereof by either party, the assignee shall assume all of the obligations hereunder of the assigning party; however, the assigning party shall not thereby (nor by the consent to such assignment) be relieved of any of its obligations hereunder, it being understood that each party hereto shall in all respects remain fully obligated and responsible for the performance of its obligations under this Agreement unless and until expressly released therefrom in writing by the other party.
     25. NOTICES
     25.1 UFI shall designate a manager to act as its agent for purposes of scheduling deliveries and the giving and receiving of notices excepting invoices, and for all other purposes herein.
     25.2 Until a different address is given in writing to the other party by the party entitled to receive notice, notices under this contract shall be in writing addressed:
if directed to UFI to:
Utility Fuels, Inc.
P.O. Box 539
Houston, Texas 77001

and if directed to NWR to:
Northwestern Resources Co.
P. O. Box 149
Huntsville, Texas 77340
and shall be deemed given when received by the party being notified.
     26. PROGRESS REPORTS
     26.1 In compliance with the written request of either party, the other party shall promptly provide general progress reports on its development and construction activities and operations under this Agreement.
     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement effective as of the date first above written.

NORTHWESTERN RESOURCES CO.
(NWR)
Attest:

/s/ T. O. McElwain	By	/s/ Martin A. White

Assistant Secretary		Vice President

UTILITY FUELS, INC.
Attest:		(UFI)

/s/ J. S. Brian	By	/s/ George Opreai, Jr.

Secretary

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EXHIBIT A
NORTHWESTERN RESOURCE CO.
DEVELOPMENT SCHEDULE FOR JEWETT PROJECT
Phase I: Leasing, Exploration, Environmental Studies and Development
A.	Completion of leasing requirement is
1.	Fill in leasing

2.	Lease exchange

3.	Survey lease boundaries

4.	Obtain title opinions and perform curative work on leases

5.	Litigate lignite ownership issue
B.	Exploration
1.	Secure required access and permits

2.	Drilling, coring and analysis

3.	Surveying and mapping
C.	Preparation of base maps
1.	Survey and control for aerial photography

2.	Aerial photography

3.	Topographical mapping
D.	Environmental studies
1.	Secure required access and permits

2.	Human environmental studies
a.	Socioeconomic studies
(1)	Land use

(2)	Demographic
b.	Cultural

c.	Archaeological — historical
3.	Resource inventories
a.	Air quality

b.	Hydrology

c.	Geology-limited overburden analysis

d.	Soils

e.	Vegetation

f.	Wildlife
4.	Environmental assessment by regulatory agencies
E.	Development

1.	Secure required access and permits

2.	Clearing of land or surveying and grid drilling

3.	Surveying — establish grid control on 1000’ centers or a closer spaces pattern

4.	Drilling
a.	Grid drilling
(1)	Coal coring

(2)	Overburden and interburden sampling (40 acres)

(3)	Analysis-coal, overburden and interburden
b.	Outcrop and sand channel drilling
5.	Preparation of information for in-house personnel and consulting firms

AREA OF CONCERN ON EXHIBIT B
TEXAS STATE PLANE COORDINATES
All coordinates are based on the
Texas Plane Coordinate System,
Central Zone, to define the properties
in Freestone, Leon and Limestone Counties

Point #	X-Coordinate	Y-Coordinate
1	3,322,530	682,950
2	3,315,620	664,950
3	3,295,700	642,600
4	3,289,520	630,500
5	3,260,700	608,000
6	3,254,100	617,000
7	3,252,425	621,500
8	3,254,300	631,950
9	3,251,410	643,400
10	3,274,800	663,800
11	3,283,900	665,800
12	3,286,100	715,900
13	3,302,750	722,590
14	3,304,300	719,850
15	3,318,625	695,100

EXHIBIT C
COAL ANALYSES
DEVELOPED FROM COAL CORE TESTING

I. Proximate Analysis (as received)

	COLUMN 1		COLUMN 2
Constituent	Avg. (% by weight)		Range
	A Seam	B Seam	Min.	Max.
Moisture	34.09	33.28	21.24	41.93
Ash	12.98	10.27	6.32	21.30
Volatile Matter	27.10	29.02	21.19	37.15
Fixed Carbon	25.80	27.42	21.17	35.85
Sulfur	1.25	1.10	0.42	3.61
Chlorine	0.035	0.019	0.01	0.04
Btu/lb.	6716	7218	5527	8789
Ash Fusion Temperatures (ºF)

Reducing	Average		Range
	A Seam	B Seam	Min.	Max.
Initial Def.	2178	2167	2040	2380
Softening	2202	2193	2060	2430
Hemispherical	2233	2219	2075	2475
Fluid	2291	2260	2090	2552

Oxidizing

Initial Def.	2282	2221	2100	2420
Softening	2312	2249	2120	2475
Hemispherical	2350	2279	2140	2570
Fluid	2407	2315	2150	2700
Hardgrove Grinability

Average		Range
A Seam	B Seam	Min.	Max.
65.70	58.77	50.30	83.30

1

EXHIBIT C
(Continued)

IV. Mineral Analysis of Ash

	Column 1		Column 2
	Avg. (% by weight)		Range
	A Seam	B Seam	Min.	Max.
P2[0]5	0.07	0.10
Si02	42.60	35.74
Fe2 [0]3	12.14	9.97
Al2 [0]3	15.45	16.84
Ti 0	0.51	0.72
Ca 0	10.94	16.64
Mg 0	1.95	2.48
S [0]3	11.71	15.44
K2[0]	0.67	0.36
Na2[0]	0.45	0.50	0.16	2.63
Undetermined	1.01	1.16

2